                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 0-22390
                                                    CUSIP NUMBER: 820017 10 1


(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended:    June 30, 2001
                                  --------------------------------------------
                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                 ------------------------------
-------------------------------------------------------------------------------
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

  Sharps Compliance Corp.
-------------------------------------------------------------------------------
Full Name of Registrant

  N/A
-------------------------------------------------------------------------------
Former Name if Applicable

 9050 Kirby
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

 Houston, Texas 77054
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 ** See Attached

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Gary Shell                   713                432-0300
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

    ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           N/A
-------------------------------------------------------------------------------

                            Sharps Compliance Corp.
             ---------------------------------------------------
                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date                                         By     /s/ Burt Kunik
        ---------------------------------------    ----------------------------

                                       PART III

The Registrant was in the process of closing on a $990,000 private placement of its common stock with investors the week of September 10, 2001. The tragic events of September 11, 2001 involving the World Trade Center, the Pentagon in Washington D.C. and the Pennsylvania tragedy disrupted the closing of this transaction when the investors, collectively, informed the Registrant that because of these events, the subsequent mourning period and disruption in business, they elected to abandon the closing, but then the investors subsequently agreed to complete the transaction the first week in October 2001. The presentation of certain of the Registrant's financial information and the narrative description thereof, including the narrative description in the notes to the Registant's financial statements, is dependent in certain material respects upon the closing of the aforementioned transaction. Accordingly, the delay on the part of the investors in completing this transaction caused the Registrant to be unable to file its Annual Report on Form 10-K on September 28, 2001 without an unreasonable effort or expense.